NEWS RELEASE
Kelso Technologies Inc.	April 22, 2025

Kelso Technologies Inc. Retirement of Chief Operating Officer and Appointment of Director

West Kelowna, British Columbia and Bonham, Texas - Kelso Technologies Inc. (TSX: KLS) ("Kelso" or "the Company") announces that Anthony (Tony) Andrukaitis will retire from the Board of Directors effective June 3rd, 2025, and as Chief Operating Officer effective June 30th, 2025. Executive Vice President Amanda Smith will assume the role of COO starting July 1, 2025. The company and the board are pleased to welcome Mark Temen of Phoenix, Arizona, as the sixth member of the Kelso Board.

Since October 24, 2011, Mr. Andrukaitis has diligently served in his role, effectively building a strong team in Bonham and mentoring Ms. Smith to assume his roles and responsibilities.

"It has been a pleasure working with Tony over the last five years," says Frank Busch, President and CEO. "Tony was particularly helpful through the management changes during summer and autumn of 2024. Tony's guidance with corporate and industry knowledge helped the new management team get up to speed quickly, resulting in a smooth transition."

Mr. Andrukaitis oversaw the operations of the Bonham, Texas facilities as well as the development and production of the Company's rail product line. Tony's retirement was previously delayed due to the difficult period of the COVID 19 pandemic and related rail recession. Tony used some of that time to mentor EVP Amanda Smith to assume his duties as COO.

"Tony's patience, kindness and leadership guided Kelso through extreme business challenges, market fluctuations and economic uncertainties while maintaining a positive culture," says incoming COO, Amanda Smith. "With his industry knowledge, extensive network and relationships, I've been fortunate to have him mentor, support and invest in me and my personal development as his successor."

The Company anticipates a seamless transfer to Ms. Smith on July 1st, 2025, at which time she will fully assume the role of COO. As part of management's ongoing efforts to reduce expenses, the position of Executive Vice President of Operations will be eliminated.

The Corporate Governance and Nominating Committee is pleased to announce the appointment of Mark Temen to fill the vacant seat on Kelso Technologies Inc's Board of Directors. Mr. Temen was nominated by shareholders and brings years of finance and business experience to the Board.

"Mark Temen's appointment contributes financial expertise to the board," says Laura Roach, Chair of the Corporate Governance and Nominating Committee. "Mr. Temen's knowledge, network, and business experience will complement the existing members and enhance board governance."

The Board and Management of Kelso Technologies Inc. welcome the addition of Mark Temen to the board. We thank Mr. Andrukaitis for his lengthy, loyal and diligent service to the company and its stakeholders, and we wish him a very happy and well-deserved retirement.

About Kelso Technologies

Kelso is a diverse transportation equipment company that specializes in the creation, production, sales and distribution of proprietary products used in rail and automotive transportation. The Company's rail equipment business has been developed as a designer and reliable domestic supplier of unique high-quality tank car valves that provide for the safe handling and containment of commodities during rail transport. Kelso products are specifically designed to address the challenging issues of public safety, worker well-being and potential environmental harm while providing effective and efficient operational advantages to customers. Kelso's innovation objectives are to create products that diminish the potentially dangerous effects of human and technology error through the use of the Company's portfolio of proprietary products.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on SEDAR in Canada and on EDGAR in the United States.

On behalf of the Board of Directors,

Frank Busch, CEO

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements indicate expectations or intentions. Forward-looking statements in this news release include that our new Chief Operating Officer will seamlessly transition into the new role; and that our new director will enhance governance of the board of directors through his finance and business experience. Although Kelso believes the Company's anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the risk that the longer- term effects on the rail industry including high interest rates, tariffs, inflation and supply chain issues may reduce, postpone or cancel business orders from customers; that the development of new products may proceed slower than expected, cost more or may not result in a saleable product; that tank car producers may produce or retrofit fewer than cars than expected and even if they meet expectations, they may not purchase the Company's products for their tank cars; capital resources may not be adequate enough to fund future operations as intended; that the Company's products may not provide the intended economic or operational advantages to end users; that the Company's new rail products may not receive regulatory certification; that customer orders may not develop or be cancelled; that competitors may enter the market with new product offerings which could capture some of the Company's market share; that a new product idea under research and development may be dropped if ongoing product testing and market research reveal engineering and economic issues that render a new product concept infeasible; and that the Company's new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

Frank Busch	Sameer Uplenchwar	Head office:
Chief Executive Officer	Chief Financial Officer	305 - 1979 Old Okanagan Hwy,
Email: investor@kelsotech.com	Email: investor@kelsotech.com	West Kelowna, BC V4T 3A4
www.kelsotech.com

2025-04-22 Kelso COO retirement and new director	2